

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-mail
Teresa Stark
Chief Executive Officer
Stark Naked Bobbers
8650 Miramar Road
San Diego, California 92126

> **Re: Stark Naked Bobbers**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed May 22, 2014**
> **File No. 333-192468**

Dear Ms. Stark:

We have received your response to our prior comment letter to you dated March 19, 2013 and have the following additional comments.

Summary Information and Risk Factors, page 3

General Information about the Company, page 3

1. We note your response to our prior comment 2. It appears that the implied aggregate price (value) of your common stock in the third paragraph based on the total number of shares expected to be outstanding after the offering of 13,000,000 and the offering price of $0.01 is $130,000. Please revise as appropriate.

2. We note the statement on page 4 that you "have $1,988 cash on hand as of May 2, 2014, which given [y]our current burn rate, will last until approximately May 31, 2014." Please revise to update your amount of cash on hand, current burn rate, and date you will run out of funds without the addition of capital, as of the most recently practicable date. Similarly revise under "Liquidity," at page 44, and throughout, as necessary.

       You may contact Aamira Chaudhry at (202) 551- 3389 or Doug Jones at (202) 551- 3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Harold P. Gewerter, Esq.